SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*
                 General Physics Corporation
__________________________________________________________
                     (Name of Issuer)

                Common Stock, $.025 par value
__________________________________________________________
              (Title of Class of Securities)

                        637130-10-5
         ________________________________________
                      (CUSIP Number)
          Andrea D. Kantor
          National Patent Development Corporation
          9 West 57th Street
          New York, NY  10019  Telephone No.(212) 230-9516
__________________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
__________________________________________________________

                       October  1991
        __________________________________________
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the
statement.
(A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial
ownership of more than five percent of the class of
securities described in Item 1; and has filed no amendment
subsequent thereto reporting beneficial ownership of less
than five percent of such class.        See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637130-10-5
CUSIP NO.  637130-10-5              13D

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Five Star Group, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
   GROUP (a) [  ]
         (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
           WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)

   [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

       1,062,500

8. SHARED VOTING POWER

       -0-

9. SOLE DISPOSITIVE POWER

       1,062,500

10. SHARED DISPOSITIVE POWER

       -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,062,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%

14. TYPE OF REPORTING PERSON

        CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.  637130-10-5              13D

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MXL Industries, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [  ]
       (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

       [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

       637,500

8. SHARED VOTING POWER

       -0-

9. SOLE DISPOSITIVE POWER

       637,500

10. SHARED DISPOSITIVE POWER

       -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       637,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.0%

14. TYPE OF REPORTING PERSON

       CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  637130-10-5              13D

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jerome I. Feldman

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [  ]
      (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

      WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

      42,100

8. SHARED VOTING POWER

      6,904,234

9. SOLE DISPOSITIVE POWER

      42,100

10. SHARED DISPOSITIVE POWER

      6,904,234

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,904,234

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.8%

14. TYPE OF REPORTING PERSON

      IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
* Includes warrants to acquire an aggregate of 1,357,355 shares of common stock.



CUSIP NO.  637130-10-5              13D

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Martin M. Pollak

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [  ]
      (b) [  ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

      WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT OT ITEMS 2(d) or 2(e)

      [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

       46,370

8. SHARED VOTING POWER

       6,908,504

9. SOLE DISPOSITIVE POWER

       46,370

10. SHARED DISPOSITIVE POWER

       6,908,504

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,908,504

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       57.8%

14. TYPE OF REPORTING PERSON

       IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes warrants to acquire an aggregate of 1,357,355 shares of Common Stock.
* Includes warrants to acquire an aggregate of 470 shares of Common Stock.



CUSIP NO.  637130-10-5              13D

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        National Patent Development Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [  ]
        (b) [   ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

        WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

       5,162,134

8. SHARED VOTING POWER

       6,862,134

9. SOLE DISPOSITIVE POWER

       5,162,134

10. SHARED DISPOSITIVE POWER

       6,862,134

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,862,134

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       57.6%

14. TYPE OF REPORTING PERSON

       CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
* Includes warrants to acquire an aggregate of 1,357,355 shares of Common Stock.





Item 1.   Security and Issuer



          This Schedule 13D relates to the common stock, par value $.025 per share (the "Common Stock"), of General Physics Corporation (the "Company"), the principal executive offices of which are located at Suite 400, 6700 Alexander Bell Drive, Columbia, MD 21046.

Item 2.   Identity and Background

     This Schedule 13D is filed by National Patent Development Corporation, a Delaware corporation ("NPDC"), (ii) Jerome I. Feldman, President and Chief Executive Officer and a director and principal stockholder of NPDC,
(iii) Martin M. Pollak, Executive Vice President and Treasurer and a director and principal stockholder of NPDC, (iv) Five Star Group, Inc. ("Five Star"), a Delaware corporation and a wholly-owned subsidiary of NPDC and (v)
MXL Industries, Inc. ("MXL"), a Delaware corporation and a wholly-owned subsidiary of NPDC. Such persons are collectively referred to herein as the "Reporting Persons".

     NPDC is a public company, the common stock of which is traded on the American Stock Exchange. The principal business of NPDC is a holding company with core operating businesses, investments and emerging technologies. The address of NPDC's principal business and principal office is 9 West 57th
Street, New York, NY 10019. Five Star is engaged in the wholesale distribution of home decorating, hardware and finishing products. The address of Five
Star's principal business and principal office is 903 Murray Road, P.O. Box 357, East Hanover, NJ, 07936. MXL manufactures molded and coated optical products. The address of MXL's principal business and principal office is 1764
Roherstown Road, Lancaster, PA  17601.

    The principal occupations of Jerome I. Feldman and Martin M. Pollak consist of their respective management positions and/or directorships at NPDC and its operating subsidiaries. Messrs. Feldman and Pollak are citizens of the United States.

     Neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other persons identified pursuant to this Item 2 within the last five years was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds of Other Consideration

    The information set forth in Item 4 is incorporated herein by reference.

Item 4.   Purpose of Transaction

   Set forth below is a description of the transactions for the period from December 31, 1986 to the present, in which NPDC acquired or disposed of shares of Common Stock.

     On October 3, 1991, the Company completed a public offering of 4,000,000 shares of Common Stock at a price of $13 per share. NPDC offered 3,846,540 shares of Common Stock, and the remainder was offered by certain non affiliated shareholders. NPDC received net proceeds after expenses of $43,997,000, and from the proceeds was required to make several repayments of long-term debt and short-term borrowings.

     In connection with the public offering, on September 25, 1991 a reorganization was effected whereby the Company transferred certain operations and related assets and liabilities to a new subsidiary, General Physics Services Corp. ("GPSC"). The Company retained the business, assets and liabilities of its Nuclear Services, DOE Services and Environmental Services Groups. Included among the businesses and assets transferred to GPSC were certain leases of property and equipment, and two finance subsidiaries that own power plant control room simulators. As a result of the public offering and the reorganization, NPDC owned approximately 30% of the then outstanding Common Stock of the Company and 92% of the then outstanding shares of common stock of GPSC. On October 3, 1991, NPDC's ownership of the Company fell below 50%.

     On August 31, 1994, the Company acquired substantially all of the operations and assets of SGLG, Inc. ("SGLG") (formerly GPSC), a 92% owned subsidiary, and assumed certain liabilities of SGLG, related to its business of providing management and technical training services, and specialized engineering consulting services, to various commercial industries and to the United States government. However, for accounting and financial reporting purposes, the transaction was treated as a reverse acquisition of the Company by SGLG since, among other factors, NPDC became the beneficial owner of approximately 54% of the outstanding shares of the Common
Stock as a result of the transaction. The assets acquired by the Company also included all of the outstanding common stock of four wholly-owned subsidiaries of SGLG.

     The consideration paid by the Company for the acquisition of SGLG totaled approximately $32,500,000 and consisted of a) $10,000,000 in cash,
b) 3,5000,000 shares of Common Stock, c) the Company's 6% Senior Subordinated Debentures due 2004 in the aggregate principal amount of $15,000,000 ($1,500,000 of which was paid into escrow),(valued at $10,700,000 after a $4,300,000 discount), d) warrants to purchase an aggregate of 1,000,000 shares of Common Stock at $6.00 per share, and e) warrants to purchase an aggregate of 475,664 shares of Common Stock at $7.00 per share. In addition, the Company entered into a lease with SGLG of certain fixed assets of SGLG for a period of 10 years for an aggregate rent of $2,000,000, payable in equal quarterly installments. The Company did not recognize a gain or loss on this transaction.

     The cash portion of the purchase price for the SGLG operations and assets was derived from the funds borrowed by the Company under a $20,000,000 revolving credit facility secured by liens on the assets of certain wholly-owned subsidiaries of the Company.

     Prior to the transactions described above, NPDC directly and indirectly owned approximately 28% of the then outstanding Common Stock of the Company, and approximately 92% of the then outstanding common stock of SGLG. As of September 1, l996, NPDC owned directly or indirectly approximately 52% of the outstanding Common Stock of the Company and approximately 92% of the outstanding Common Stock of SGLG.

     In addition, during the period of April 21, 1995 through October 21, 1996, NPDC acquired an aggregate of 384,284 shares of Common Stock pursuant to an agreement between the Company and NPDC which provides that the Company's employees contribution to its Profit Investment Plan is matched in shares of NPDC Common Stock and in exchange NPDC receives shares of Common Stock pursuant to a set formula.

     On September 25, 1996, NPDC reached an agreement pursuant to which NPDC would acquire the remaining 5,039,732 shares (48% of the outstanding shares) of the Company that it did not already own. The agreement was recommended to the Board of Directors of the Company by a Special Committee of the Board composed of independent directors. Based on an agreed upon price of NPDC Common
Stock on September 18, 1996 ($9.625), NPDC would issue .53 shares of its common stock, par value $.01 per share, for each outstanding share of the Company's Common Stock not owned by NPDC. The exchange ratio, which is subject to certain adjustments, would provide approximately $5.10 in value for each outstanding share of the Company. The proposed transaction is subject, among other things, to the execution of a definitive merger agreement, the approval by stockholders of each of NPDC and the Company, receipt of a fairness opinion from Oppenheimer & Co., Inc., the investment banker for the Company, and registration under the Securities Act of 1933 of the shares of NPDC common stock to be issued in the proposed transaction. NPDC may buy shares of Common Stock from time to time.

Item 5.  Interest in Securities of the Issuer

   (a) As of October 21, 1996, NPDC beneficially owned 6,862,134 shares of the Common Stock constituting approximately 57.6% of the shares of Common Stock.
The 6,862,134 shares include the 5,162,134 shares of Common Stock beneficially owned directly by NPDC (including an aggregate of 1,357,355 shares of Common Stock pursuant to a warrant (919,463 shares exercisable at $6.00 per share, which expire on August 31, 2001 and 437,892 shares of common stock exercisable at $7.00 per share, which expire on August 31, 2004.) The 6,862,134 shares also include 1,062,500 shares of Common Stock beneficially owned by Five Star and 637,500 shares of Common Stock beneficially owned by MXL. MXL and Five Star are wholly-owned subsidiaries of NPDC. NPDC, Five Star and
MXL have, and have had, sole voting and dispositive power over the common stock beneficially owned by them.

     An aggregate of 5,120,495 of the shares of Common Stock owned by NPDC, Five Star Group, and MXL Industries have been pledged to banks as collateral to secure indebtedness.

     Based upon the common stock and class B stock of NPDC outstanding at September 30, l996, Mr. Feldman and Mr. Pollak controlled in the aggregate approximately 9.3% of the voting power of all voting securities of NPDC. This percentage for Mr. Feldman and Mr. Pollak would increase to approximately 46.8% if they exercised all the presently outstanding options to purchase shares of the common stock and class B stock of NPDC held by them. Accordingly, Messrs. Feldman and Pollak, through their ownership of NPDC common stock, may be deemed to beneficially own the shares of Common Stock beneficially owned by NPDC through shared voting and dispositive power over such shares. However, Mr. Feldman and Mr. Pollak disclaim beneficial ownership of such 6,862,134 shares; the filing of this Schedule 13D shall not be deemed an admission that Mr. Feldman or Mr. Pollak are beneficial owners of, or have a pecuniary interest in the Common Stock held by NPDC, Five Star or MXL for purposes of Sections 13(d), 13(g), 16(a) or 16 (b) of the Securities Exchange Act of 1934, or for any other purpose.

   In addition, Mr. Feldman directly owns 40,000 shares pursuant to the exercise of currently exercisable stock options and Mr. Pollak directly owns 46,470 shares, of which 40,000 shares are pursuant to the exercise of currently exercisable stock options and warrants to acquire 470 shares of the Company's Common Stock.

   (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is as set forth on the cover pages and such information is incorporated herein by reference.

   (c)  The response to Item 4 is incorporated herein by reference.

     To the best knowledge of the Reporting Person, no other transactions in the Common Stock have occurred involving any of the persons described in paragraph (a) above during the past 60 days, except that on September 20, 1996 and October 21, 1996, NPDC received 19,079 and 18,735 shares of Common Stock, respectively, pursuant to an agreement between NPDC and the Company.

     (d) To the best knowledge of the Reporting Person, no person other than these identified in this Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13D.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

          The Responses to Item 3, 4 and 5(a) are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

         (1) Joint Filing Agreement required by Rule 13(d)-1(f)(1).


                            Exhibit (1)

                       JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the persons named below hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of General Physics Corporation and further agree that this Joint Filing Agreement, which may be executed in one or more counterparts, be included as an Exhibit to such statement.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of November 11, 1996.



NATIONAL PATENT DEVELOPMENT CORPORATION      FIVE STAR GROUP, INC.

By:  Jerome I. Feldman                       By: Scott N.Greenberg
     President and Chief                         Vice President
     Executive Officer                           Chief Financial Officer

     Martin M. Pollak                            MXL INDUSTRIES, INC.

                                             By: Scott N.Greenberg
     Jerome I. Feldman                           Vice President


                             SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.





November 11, 1996                    NATIONAL PATENT DEVELOPMENT CORPORATION



                                     By: Scott N. Greenberg
                                         Vice President and Chief
                                         Financial Officer



                         EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION OF EXHIBIT

   (1)                 Agreement between NPDC, Jerome I. Feldman, Martin M.
                       Pollak, Five Star Group, Inc. And MXL Industries, Inc., required by Rule 13(d)-1(f)(1).